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      SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
                         SCHEDULE 13G

      Information statement pursuant to Rule 13d-1 and 13d-2
                       (Amendment No. 1 )(1)

                      Integrity Music, Inc.
                         (Name of issuer)

           Class A Common Stock $0.01 Par Value Per Share
                  (Title of class of securities)

                          45813H104
                       (CUSIP number)


       (Continued on following page (s))

       (Page 1 of 6 Pages)
       _________
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.).

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Page 2 of 6 Pages
CUSIP No. 45813H104

1.   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSONS:
        Societe Generale Asset Management Corp. 13-3557071

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [ ]
     (b)  [x]

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5.   SOLE VOTING POWER
          0

6.   SHARED VOTING POWER
         326,500 Shared with the Fund and its other investment advisory client(s).

7.   SOLE DISPOSITIVE POWER
          0

8.   SHARED DISPOSITIVE POWER
          326,500 Shared with the Fund its other investment advisory client(s).

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          326,500

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
          15.70%

12.  TYPE OF REPORTING PERSON*
          IA
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Page 3 of 6 Pages
CUSIP No. 45813H104

1.   NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION
     NO. OF ABOVE PERSONS
          SoGen International Fund, Inc. 13-2672902

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [ ]
     (b)   [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:
5.   SOLE VOTING POWER
          0

6.   SHARED VOTING POWER
          300,000 Shared with its investment adviser, Societe Generale Asset Management Corp.

7.   SOLE DISPOSITIVE POWER
           0

8.   SHARED DISPOSITIVE POWER
          300,000 Shared with its investment adviser, Societe Generale Asset Management Corp.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          300,000

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
          14.43%

12.  TYPE OF REPORTING PERSON*
          IV

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                        SCHEDULE 13G
    UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1
(a) Name of Issuer:
        Integrity Music, Inc. (the "Issuer").

(b) Address of Issuer's Principal Executive Offices:
       1000 Cody Road, Mobile, AL 36695.

Item 2
(a) Names of Persons Filing:
        Societe Generale Asset Management Corp., a Delaware corporation (the "Adviser"), and its investment advisory client, SoGen International Fund, Inc., a Maryland corporation (the "Fund").

(b) Address of Principal Business Office:
        The principal business offices of the Adviser and the Fund are located at 1221 Avenue of the Americas, New York, NY 10020.

(c) Citizenship:
        The Adviser is a Delaware corporation.
        The Fund is a Maryland corporation.


(d) Title of Class of Securities:
        Class A Common Stock $0.01 Par Value Per Share (the "Shares").

(e) CUSIP Number:
        45813H104

Item 3
The persons filing this Schedule 13G are:
     (d) an investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the
     "Fund"), and

     (e) an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended (the
     "Adviser").

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Schedule 13G

Item 4
Ownership.
(a) Amount Beneficially Owned:
         The Adviser beneficially owns 326,500 Shares.
         The Fund beneficially owns 300,000 Shares.

(b) Percentage of class:
        The Adviser beneficially owns 15.70% of the outstanding Shares. The Fund beneficially owns 14.43% of the outstanding Shares.


(c) Number of Shares As to Which Such Persons Have:
    (i) sole power to vote or direct the vote:
                The Adviser:   326,500
                The Fund:  300,000.

    (ii)  shared power to vote or direct the vote:
                None

    (iii) sole power to dispose or to direct the disposition of:
                The Adviser:  326,500
                The Fund:  300,000.

    (iv)  shared power to dispose or to direct the disposition of:
                None

Item 5
Ownership of Five Percent or Less of a Class.
     Not Applicable.

Item 6
Ownership of More Than Five Percent on Behalf of Another
Person.
     Not Applicable.

Item 7
Identification and Classification of the Subsidiary Which
Acquired the Security  Being Reported On By the Parent
Holding Company.
     Not Applicable.

Item 8
Identification and Classification of Members of the Group.
     Not Applicable.

Item 9
Notice of Dissolution of Group:
     Not Applicable.

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Schedule 13G

Item 10
Certification.
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 1997

SOCIETE GENERALE ASSET MANAGEMENT CORP. By:
/s/ Jean-Marie Eveillard
Title:    Jean-Marie Eveillard, President

SOGEN INTERNATIONAL FUND, INC.
By:      /s/ Jean-Marie Eveillard
Title:    Jean-Marie Eveillard, President